Exhibit 7.02

CONTRIBUTION AND SUBSCRIPTION AGREEMENT

This CONTRIBUTION AND SUBSCRIPTION AGREEMENT (this “Agreement”) is entered into as of May 21, 2015, by and among Yida International Holdings Limited, a company incorporated under the laws of the British Virgin Islands (“Parent”), Yida International Acquisition Limited, a company incorporated under the laws of the State of Nevada (“Merger Sub”), Eastlake Capital Limited, a company incorporated under the laws of the British Virgin Islands (“Chairman SPV”), Nengbin Fang (“Chairman”), certain other management stockholders set forth on Schedule A attached hereto (collectively with Chairman, the “Management Stockholders”), and certain other existing stockholders set forth on Schedule A attached hereto (collectively, the “Other Contributing Stockholders” and, together with the Management Stockholders, the “Contributing Stockholders”) of China Shengda Packaging Group Inc., a company incorporated under the laws of the State of Nevada (the “Company”), upon the following premises:

WHEREAS, the Company is a publicly held corporation with its shares of common stock, par value US$0.001 per share (the “Listco Common Stock”), listed on the NASDAQ Capital Market;

WHEREAS, Chairman owns ten thousand (10,000) ordinary shares of Chairman SPV, par value US$1.000 per share, and is the sole shareholder of Chairman SPV;

WHEREAS, in connection with the formation of Parent, Chairman SPV has subscribed one (1) ordinary share of Parent, par value US$0.001 per share (the “Parent Ordinary Share”), and currently is the sole shareholder of Parent;

WHEREAS, the Contributing Stockholders currently own an aggregate of 7,041,997 shares of the Listco Common Stock in the individual amounts set forth on Schedule A attached hereto, constituting all of the shares of the Listco Common Stock owned by the Contributing Stockholders;

WHEREAS, the Contributing Stockholders agree to contribute or cause to be contributed all shares of the Listco Common Stock owned by them to Parent in exchange for an aggregate of 7,041,996 Parent Ordinary Shares, in the individual amounts set forth on Schedule A attached hereto; provided, that 1,041,261 Parent Ordinary Shares will be issued to Chairman SPV in exchange for 1,041,262 shares of the Listco Common Stock to be contributed by Chairman;

WHEREAS, Chairman SPV agrees to subscribe for, and Parent agrees to issue to Chairman SPV, an aggregate of 758,621 Parent Ordinary Shares for the Subscription Price (as defined below) set forth on Schedule B attached hereto;

WHEREAS, the Parent Ordinary Shares to be issued to the Contributing Stockholders and Chairman SPV, plus the one (1) Parent Ordinary Share issued to Chairman SPV in connection with the formation of Parent, will constitute all of the issued and outstanding shares of Parent;

WHEREAS, Parent shall contribute to Merger Sub all of the shares of the Listco Common Stock contributed to Parent by the Contributing Stockholders in exchange for one (1)

share of common stock, par value US$0.01 per share, of Merger Sub, as a result of which Merger Sub will become the owner of at least ninety percent (90%) of the issued and outstanding shares of the Listco Common Stock; and

WHEREAS, Parent intends to merge Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving corporation, pursuant to Section 92A.180 of the Nevada Revised Statutes (the “NRS”), on the terms and conditions set forth herein.

NOW THEREFORE, on the stated premises and for and in consideration of the mutual covenants and agreements hereinafter set forth and the mutual benefits to the parties hereto to be derived herefrom, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I
REPRESENTATIONS AND WARRANTIES OF
EACH CONTRIBUTING STOCKHOLDER, PARENT, MERGER SUB AND CHAIRMAN SPV

Each of the Contributing Stockholders, Parent, Merger Sub and Chairman SPV hereby represents and warrants, severally and not jointly, as of the date of this Agreement and the Contribution Closing Date (as defined in Section 5.1(a)), as follows:

Section 1.1            Authority. Such party has the full power, authority, and legal right and has taken all action required by Law, and otherwise to perform its obligations under this Agreement. With respect to a party that is an entity, the execution, delivery and performance by it of this Agreement and the consummation of the transactions herein contemplated have been duly authorized by all necessary organizational action, and no other action is required on its part in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions herein contemplated. This Agreement has been duly executed and delivered by such party and, assuming the due authorization, execution and delivery hereof by the other parties hereto, this Agreement constitutes the valid and legally binding obligation of such party, enforceable against such party in accordance with its terms, except as may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally or general equitable principles. For purposes of this Agreement, “Law” means United States federal, state or local, non-United States national, provincial or local, or multinational law, statute or ordinance, common law, or any rule, regulation, directive, treaty provision, governmental guidelines or interpretations having the force of law.

Section 1.2            Title. Such Contributing Stockholder (a) owns shares of the Listco Common Stock, in the amount corresponding to such Contributing Stockholder’s name as set forth on Schedule A attached hereto, free and clear of any restrictions on transfer, taxes, liens, options, warrants, purchase rights, contracts, commitments, equities, claims and demands, (b) has the sole right to control the voting and disposition of such shares of the Listco Common Stock, and (c) does not directly or indirectly own any shares of the Listco Common Stock or other securities of the Company, other than those set forth on Schedule A attached hereto

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corresponding to such Contributing Stockholder’s name. For purposes of this Agreement, “owns” means the relevant party (i) is the record holder of such security or (ii) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of such security.

Section 1.3            Information Supplied. None of the information supplied or to be supplied by or on behalf of such party for inclusion or incorporation by reference in (a) the Schedule 13E-3 (as defined in Section 5.4(a)) or the Schedule 13D (as defined in Section 5.3) or any amendments thereto will, at the time such document is filed with the United States Securities and Exchange Commission (the “SEC”), or at any time such document is amended or supplemented or (b) the 13e-3 Disclosure Materials (as defined in Section 5.4(c)) will, at the date of first mailing the 13e-3 Disclosure Materials to the Company’s stockholders, or at the date of first mailing of any such amendment or supplement to the Company’s stockholders, and at the Merger Closing (as defined in Section 5.5(a)), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Article II
ADDITIONAL REPRESENTATIONS AND WARRANTIES OF CHAIRMAN SPV

Chairman and Chairman SPV hereby represents and warrants, as of the date of this Agreement and the Contribution Closing Date, as follows:

Section 2.1            Sufficient Funds. Chairman SPV has made adequate arrangements to ensure that the required funds will be made available to it to effect payment in full for (a) the Subscription Price, (b) any fees and expenses in connection with the transactions contemplated hereby, including the consummation of the Merger, and (c) any amounts that may be payable by it pursuant to Article VI.

Article III
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Each of Parent and Merger Sub hereby represents and warrants, on a joint and several basis, as of the date of this Agreement and the Contribution Closing Date, as follows:

Section 3.1            Organization. Parent is a company duly incorporated, validly existing and in good standing under the Laws of the British Virgin Islands. Merger Sub is a company duly incorporated, validly existing and in good standing under the Laws of the State of Nevada.

Section 3.2            Authority. Each of Parent and Merger Sub has the full power, authority, and legal right and has taken all action required by Law, and otherwise to perform its obligations under this Agreement. The execution, delivery and performance by it of this Agreement and the consummation of the transactions herein contemplated have been duly authorized by all necessary organizational action, and no other action is required on its part in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions herein contemplated. This Agreement has been duly executed and delivered by it and, assuming the due authorization, execution and delivery hereof by the other parties hereto, this Agreement constitutes the valid and legally binding obligation of it, enforceable against it in accordance

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with its terms, except as may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally or general equitable principles.

Section 3.3            Valid Issuance. When issued and sold against receipt of consideration in accordance with Section 5.1 or 5.2, as the case may be, on the Contribution Closing Date, the Parent Ordinary Shares will be validly issued, fully paid and nonassessable, and free and clear of any restrictions on transfer, taxes, liens, options, warrants, purchase rights, contracts, commitments, equities, claims and demands.

Section 3.4            No Other Liabilities. Except for the liabilities or obligations pursuant to its organizational documents or incurred in connection with this Agreement and the transactions contemplated hereby or incident to its formation, it does not have any material liabilities or obligations of any nature.

Section 3.5            Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in (a) the Schedule 13E-3 or the Schedule 13D or any amendments thereto will, at the time such document is filed with the SEC, or at any time such document is amended or supplemented or (b) the 13e-3 Disclosure Materials will, at the date of first mailing the 13e-3 Disclosure Materials to the Company’s stockholders, or at the date of first mailing of any such amendment or supplement to the Company’s stockholders, and at the Merger Closing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Article IV
TRANSFER AND OTHER RESTRICTIONS

Section 4.1            Each Contributing Stockholder hereby irrevocably and unconditionally agrees not to, directly or indirectly: (a) except in accordance with the terms of this Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, or enter into a loan of (collectively, “Transfer”), any or all of the shares of the Listco Common Stock such party owns; (b) grant any proxy or power of attorney with respect to any of such shares, or deposit any of such shares such party owns into a voting trust or enter into a voting agreement or arrangement with respect to any such shares except as provided in this Agreement; or (c) take any other action that would prevent or impair such party from performing any of such party’s obligations under this Agreement or that would make any representation or warranty of such party hereunder untrue or incorrect or have the effect of preventing or impairing the performance by such party of any of such party’s obligations hereunder or that is intended, or could reasonably be expected, to impede, frustrate, interfere with, delay, postpone, adversely affect or prevent the consummation of the Contribution, the Subscription, the Merger, or the other transactions contemplated hereby, or the performance by any such party of such party’s obligations hereunder. Any purported Transfer in violation of this Section 4.1 shall be null and void, ab initio.

Article V

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CONTRIBUTION, SUBSCRIPTION AND MERGER

Section 5.1            Contribution. (a) On the terms and subject to the conditions set forth in this Agreement, each Contributing Stockholder agrees to assign, transfer and deliver, or cause to be assigned, transferred and delivered, free and clear of all liens, pledges, encumbrances, charges, restrictions or known claims of any kind, nature, or description, the shares of the Listco Common Stock in the individual amounts set forth on Schedule A attached hereto to Parent (the “Contribution”) on the second (2nd) Business Day after the satisfaction or waiver of the conditions set forth below in Section 5.1(e), or another date as agreed among the parties hereto (the “Contribution Closing Date”), by delivering to Parent the stock certificates evidencing his, her or its shares of the Listco Common Stock with a stock power form executed in blank and any other documents or instruments required by applicable Law or the Company’s organizational documents in order to effect the Contribution. For purposes of this Agreement, “Business Day” means any day other than Saturday, Sunday or a day on which banking institutions in New York, the State of Nevada, the British Virgin Islands, Hong Kong or the People’s Republic of China (excluding Hong Kong, Macao and Taiwan) are authorized or obligated under applicable Law to be closed.

(b)               In exchange for the transfer of such shares of the Listco Common Stock by the Contributing Stockholders, Parent shall, on the Contribution Closing Date, issue to (i) each Contributing Stockholder (other than Chairman) the applicable Parent Ordinary Shares in the individual amounts opposite the respective names of the Contributing Stockholders set forth on Schedule A attached hereto and (ii) Chairman SPV 1,041,261 Parent Ordinary Shares (collectively of (i) and (ii), the “Issuances”). For the avoidance of doubt, no Contributing Stockholder is required to pay any monetary subscription price to Parent for such Parent Ordinary Shares issued pursuant to this Section 5.1(b).

(c)                Parent shall deliver to the Contributing Stockholders (other than Chairman) (i) contemporaneously with and subject to the performance of the obligations of such Contributing Stockholders under Section 5.1(a), original ordinary share certificates for the amounts of the applicable Parent Ordinary Shares being issued to such Contributing Stockholders pursuant to Section 5.1(b) in the name of such Contributing Stockholders, (ii) contemporaneously with and subject to the performance of the obligations of Chairman under Section 5.1(a), an original ordinary share certificate for the amount of the Parent Ordinary Shares being issued to Chairman SPV pursuant to Section 5.1(b) in the name of Chairman SPV, and (iii) as soon as reasonably practicable on or after the Contribution Closing Date, a certified true copy of the register of members of Parent showing the Contributing Stockholders (other than Chairman) and Chairman SPV as the holders of their applicable Parent Ordinary Shares issued pursuant to Section 5.1(b).

(d)               Immediately after the Contribution, Parent shall assign, transfer and deliver, free and clear of all liens, pledges, encumbrances, charges, restrictions or known claims of any kind, nature or description, the shares of the Listco Common Stock contributed to it in the Contribution to Merger Sub in exchange for one (1) share of common stock, par value US$0.01 per share, of Merger Sub.

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(e)                The respective obligations of each of Parent and the Contributing Stockholders to complete the Contribution are subject to the satisfaction or waiver of the following conditions:

(i)                 the 13e-3 Disclosure Materials shall have been disseminated to the Company’s stockholders in accordance with Rule 13e-3 of the Exchange Act (“Rule 13e-3”) and other applicable Law for at least the Required Dissemination Period as provided in Section 5.4(c);

(ii)               receipt of a stockholders’ list of the Company, dated no more than five (5) Business Days prior to the date hereof, including names and addresses of each stockholder and reflecting that (A) each Contributing Stockholder is the record holder of the shares of the Listco Common Stock set forth opposite his, her or its name on Schedule A attached hereto and (B) the Contributing Stockholders collectively own at least 90% of the outstanding shares of the Listco Common Stock, certified by the current transfer agent of the Company;

(iii)             the concurrent consummation of the Contribution by all the Contributing Stockholders, certified by the current transfer agent of the Company;

(iv)             the concurrent consummation of the Issuances;

(v)               the due execution of the Escrow Agreement (as defined below);

(vi)             no government entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or any order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict (each, an “Order”) (whether temporary, preliminary or permanent) which is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the transactions contemplated hereby, including the Contribution, the Subscription and the Merger; and

(vii)           the concurrent consummation of the Subscription.

Section 5.2            Subscription. (a) On the terms and subject to the conditions set forth in this Agreement, on the Contribution Closing Date, Chairman SPV hereby agrees to subscribe for, and Parent agrees to issue to Chairman SPV, an aggregate number of Parent Ordinary Shares set forth in Schedule B attached hereto at a price of US$7.25 per Parent Ordinary Share (the “Subscription”). As consideration for the Parent Ordinary Shares allotted by Parent to Chairman SPV pursuant to this Section 5.2(a), Chairman SPV shall pay to Parent an aggregate purchase price of US$5,500,000 in immediately available funds (the “Subscription Price”) on the Contribution Closing Date.

(b)               On the Contribution Closing Date, Parent shall deliver to Chairman SPV, (i) contemporaneously with and subject to the performance of the obligations of Chairman SPV under Section 5.2(a), original ordinary share certificates for the amounts of the Parent Ordinary Shares being issued to Chairman SPV pursuant to Section 5.2(a) in the name of Chairman SPV and (ii) as soon as reasonably practical on or after the Contribution Closing Date, a certified true

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copy of the register of members of Parent showing Chairman SPV as the holder of the Parent Ordinary Shares issued to Chairman SPV pursuant to Section 5.2(a).

(c)                The obligation of Chairman SPV to complete the Subscription is subject to (i) the satisfaction or waiver of each of the conditions set forth in clauses (i) – (iv) of Section 5.1(e) and (ii) the concurrent consummation of the Contribution.

Section 5.3            Schedule 13D. The parties hereto shall file a joint Schedule 13D and any required amendments thereto (the “Schedule 13D”) with the SEC within the time period or periods required by the Exchange Act and the SEC’s rules and regulations thereunder following the execution of this Agreement. The parties hereto agree that Chairman or Parent shall prepare such Schedule 13D and all amendments thereto; provided, that the form of such Schedule 13D and amendments shall be reasonably satisfactory to the other parties hereto. Each party hereto shall provide all information and take all other required actions necessary for the preparation and filing of the Schedule 13D and any amendments thereto on a timely basis.

Section 5.4            Schedule 13E-3. (a) As promptly as reasonably practicable following the date of this Agreement, Parent and Merger Sub, with the assistance of the Contributing Stockholders, shall, and shall cause the Company to, jointly prepare and cause to be filed with the SEC the Rule 13e-3 transaction statement on Schedule 13E-3 (including any exhibits thereto and documents incorporated by reference therein, the “Schedule 13E-3”) required in connection with the transactions contemplated hereby and any required amendments or supplements thereto. Each of the parties hereto shall use its reasonable best efforts so that the Schedule 13E-3 will comply as to form and substance in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each party hereto shall, as promptly as practicable after the receipt thereof, provide to the other parties hereto copies of any written comments and advise the other parties hereto of any oral comments, with respect to the Schedule 13E-3, received from the SEC and shall use its reasonable best efforts to resolve and respond promptly to any comments of the SEC regarding the Schedule 13E-3. Each of the Contributing Stockholders will be provided with a reasonable opportunity to review and comment on the initial Schedule 13E-3 and any amendment or supplement thereto prior to the filing with the SEC.

(b)               If at any time prior to the Effective Time (as defined in Section 5.5(a)), any information relating to the Company, Parent, Merger Sub or any other party, or any of their respective affiliates, directors or officers, should be discovered by Parent, Merger Sub or any other party which should be set forth in an amendment or supplement to the Schedule 13E-3, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment to the Schedule 13E-3 describing such information shall be promptly filed with the SEC and an appropriate amendment or supplement describing such information shall be disseminated to the Company’s stockholders to the extent required by applicable Law.

(c)                As promptly as practicable after the SEC confirms that it has no further comments on the Schedule 13E-3, Parent, Merger Sub and Chairman shall cause to be disseminated to the Company’s stockholders the required Rule 13e-3 disclosure materials (the

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“13e-3 Disclosure Materials”) in accordance with Rule 13e-3 and any other applicable Laws and, if necessary in order to comply with applicable Laws, after the 13e-3 Disclosure Materials shall have been so disseminated, promptly disseminate amended or supplemental 13e-3 Disclosure Materials to such stockholders. The 13e-3 Disclosure Materials shall be disseminated to the Company’s stockholders in accordance with Rule 13e-3 and applicable Laws for at least the minimum period of time required by Rule 13e-3 and applicable Laws (the “Required Dissemination Period”).

Section 5.5            The Merger. (a) Merger Closing. Unless this Agreement shall have been terminated pursuant to Article VII (Termination), and unless otherwise mutually agreed in writing among the parties hereto, Parent and Merger Sub shall effect the Merger (the “Merger Closing”) within three (3) Business Days following the completion of the Contribution, the Subscription and the actions contemplated under Section 5.1(d) (the date of the Merger Closing, is referred to herein as the “Merger Closing Date”). Parent and Merger Sub will adopt or cause to be adopted all necessary corporate approvals, including shareholder and board resolutions required under the NRS in order to effect the Merger. As soon as practicable on the Merger Closing Date (Nevada time), Parent and Merger Sub shall cause articles of merger (the “Articles of Merger”) to be executed and filed with the Secretary of State of the State of Nevada (the “Nevada Secretary of State”) in accordance with Section 92A.180 of the NRS. As soon as practicable on or after the Merger Closing Date, Parent and Merger Sub shall also make any and all other filings or recordings required under the NRS. The Merger shall become effective on the date and at such time as the Articles of Merger have been duly filed with the Nevada Secretary of State or at such later date and time as may be agreed by the parties hereto in writing and specified in the Articles of Merger in accordance with the NRS (the effective date and time of the Merger being hereinafter referred to as the “Effective Time”). At the Effective Time, and in accordance with the NRS, (i) Merger Sub will merge with and into the Company and (ii) the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence as the surviving corporation in the Merger (the “Surviving Corporation”) under the Laws of the State of Nevada as a wholly-owned subsidiary of Parent. From and after the Effective Time, the Surviving Corporation shall possess all rights, privileges, immunities, powers and franchises of the Company and Merger Sub. The Merger will have the effects set forth in this Agreement and the applicable provisions of the NRS.

(b)               Effect of Merger on the Listco Common Stock. At the Effective Time, by virtue of the Merger, and without any action on the part of the parties hereto or the Company or the holders of any securities of the Company, each share of the Listco Common Stock issued and outstanding immediately prior to the Effective Time, other than any shares of the Listco Common Stock owned by the Company, Parent, Merger Sub or any Contributing Stockholder (collectively, the “Excluded Shares”) to be cancelled as described below, shall be converted into the right of its holder to receive US$7.25 in cash per share of the Listco Common Stock, without any interest (the “Merger Consideration”). All of such shares that have been converted into the right to receive the Merger Consideration as provided in this Section 5.5 shall no longer be outstanding and shall be automatically cancelled and cease to exist as of the Effective Time. Each stock certificate (or evidence of shares in book-entry form) that, immediately prior to the Effective Time, represented any such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such stock certificate or evidence. All Excluded Shares shall be automatically

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cancelled and cease to exist as of the Effective Time, without any conversion thereof and no payment or distribution shall be made with respect thereto, and each Contributing Stockholder hereby acknowledges and agrees that, regardless of whether such party contributes its shares of the Listco Common Stock to Parent on the Contribution Closing Date or receives any Parent Ordinary Shares, such party shall have no right to receive any Merger Consideration with respect to any Excluded Share.

(c)                Payment Procedures of the Merger Consideration. As promptly as reasonably practicable following the Effective Time, Parent shall engage a paying agent, cause a letter of transmittal to be disseminated to the Company’s stockholders (other than the Company, Parent and Merger Sub), and cause the Merger Consideration, net of any applicable withholding taxes, to be paid to the Company’s stockholders (other than the Company, Parent and Merger Sub) entitled thereto in accordance with applicable Law.

Section 5.6            Delisting and Deregistration. As promptly as reasonably practicable following the Effective Time, Parent and Merger Sub shall (a) cause the Company to request NASDAQ to suspend the trading of the Listco Common Stock on the NASDAQ Capital Market, and (b) file or cause to be filed with the SEC the relevant forms and other documents to suspend the Company’s status as a reporting company under the Exchange Act and terminate the registration of the Listco Common Stock under the Securities Act of 1933, as amended.

Article VI
PUT RIGHT

Section 6.1            Put Right. Within forty five (45) days after the Merger is completed (the “Put Exercise Period”), each of the Other Contributing Stockholders shall have the right and option (the “Put Option”) to require Chairman SPV to purchase all but not less than all of the Parent Ordinary Shares owned by such Other Contributing Stockholder (the “Put Securities”) at a price of US$7.25 per Parent Ordinary Share (the “Put Price”). For the avoidance of doubt, the Put Option of an Other Contributing Stockholder shall automatically expire, and shall thereafter be of no further force or effect, if a Put Exercise Notice (as defined below) from such Other Contributing Stockholder and the payment instruction and other deliverables with respect to the release of the Escrow Fund (as defined below) contemplated by Section 5.1 of the Escrow Agreement are not deemed to have been duly given to Chairman SPV and the Escrow Agent, as applicable, at or before midnight (Beijing time) of the last day of the Put Exercise Period pursuant to the instructions set forth in Section 8.11 hereof and Section 10 of the Escrow Agreement, as applicable. Prior to the Merger Closing, Chairman SPV and the Other Contributing Stockholders shall engage a reputable escrow agent (the “Escrow Agent”) and set up one (1) or more escrow accounts with the Escrow Agent (the “Escrow Accounts”). As promptly as reasonably practicable following the Effective Time but not later than three (3) Business Days after Chairman SPV’s receipt of the required funds to complete the transactions contemplated by this Agreement from its financing source, Chairman SPV shall deposit an aggregate amount not less than US$8,000,000 (the “Escrow Fund”) into the Escrow Accounts. The release of all or part of the Escrow Fund in connection with the exercise of the Put Option of any Other Contributing Stockholder shall be subject to the terms and conditions of the escrow agreement to be entered among Chairman SPV, the Other Contributing Stockholders and the Escrow Agent (the “Escrow Agreement”).

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Section 6.2                     Put Exercise Notice. The Put Option shall be exercisable by each Other Contributing Stockholder by delivering a written notice of exercise specifying the number of Put Securities exercised under the Put Option in the form attached as Schedule C hereto (a “Put Exercise Notice”) to Chairman SPV at any time during the Put Exercise Period. The closing of purchase of the Put Securities by Chairman SPV shall occur on a date to be agreed between the exercising Other Contributing Stockholder and Chairman SPV, which shall in no event be later than ten (10) Business Days following the earlier of (a) the delivery of the Put Exercise Notice or (b) the expiration of the Put Exercise Period (the “Put Closing Date”).

Section 6.3            Put Closing. If any Other Contributing Stockholder exercises the Put Option, then on the applicable Put Closing Date, such Other Contributing Stockholder shall, against full payment of an amount in cash in U.S. dollars equal to the number of Put Securities multiplied by the applicable Put Price to be released from the Escrow Fund (subject to the terms and conditions of the Escrow Agreement), deliver to Chairman SPV a duly executed stock transfer form for transferring the Put Securities to Chairman SPV (the “Put Closing”). In connection with the sale of the Put Securities, the exercising Other Contributing Stockholder shall represent and warrant to Chairman SPV that the Put Securities sold by such Other Contributing Stockholder are owned beneficially and of record by such Other Contributing Stockholder and are transferred free and clear of any restrictions on transfer, taxes, liens, options, warrants, purchase rights, contracts, commitments, equities, claims and demands.

Article VII
TERMINATION

Section 7.1            Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned upon the unanimous written consent by all parties hereto at any time prior to the Effective Time.

Section 7.2            Termination by Any Party. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by any party hereto if:

(a)                the Merger shall not have been consummated by September 30, 2015; provided, however, that the right to terminate this Agreement under this Section 7.2(a) shall not be available to a party whose failure to fulfill any obligation under this Agreement has been the primary cause of, primarily resulted in, or materially contributed to the failure of the Merger Closing to occur by such date; or

(b)               any Law or Order having the effect set forth in Section 5.1(e)(iv) shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.2(b) shall not be available to a party if the issuance of such final, non-appealable Law or Order was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under this Agreement.

Section 7.3            Effect of Termination. In the event of termination of this Agreement or the abandonment of the Merger pursuant to this Article VII, written notice thereof shall be given to all parties hereto, specifying the provision or provisions hereof pursuant to which such termination shall have been made, and this Agreement (other than this Section 7.3, Section 7.4

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(Return of Shares and Money), 8.2 (Entire Agreement), 8.3 (Governing Law and Dispute Resolution), 8.4 (Expenses), 8.5 (Equitable Relief), 8.6 (Confidentiality; Publicity), 8.7 (Succession and Assignment), 8.8 (Severability), 8.10 (Counterparts), 8.11 (Notices) and 8.12 (No Third Party Beneficiaries) shall become void and of no effect with no liability on the part of any party (or of any of its subsidiaries or their respective representatives).

Section 7.4            Return of Shares and Money. If for any reason the Merger fails to occur or this Agreement is otherwise terminated after the Contribution and the Subscription shall have occurred, then Parent or Merger Sub, as the case may be, shall promptly return the shares of the Listco Common Stock to the relevant Contributing Stockholder and the Subscription Price, without interest, to Chairman SPV, and all Parent Ordinary Shares shall be cancelled.

Article VIII
MISCELLANEOUS

Section 8.1            Consent to the Merger. Each of the Contributing Stockholder and Chairman SPV, as evidenced by such party’s signature hereto, in lieu of a special meeting of the stockholders of Parent, does hereby consent to and approve the Merger, and the other transactions contemplated herein.

Section 8.2            Entire Agreement. This Agreement represents the entire agreement between the parties hereto relating to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, written or oral, with respect to such subject matter.

Section 8.3            Governing Law and Dispute Resolution. This Agreement shall be governed by, enforced, and construed under and in accordance with the Laws of the State of New York (except that the NRS shall govern (a) the internal affairs of the Company and Merger Sub and any other entities that are organized and existing under the Laws of the State of Nevada, (b) the Merger, and (c) all other provisions of, or transactions contemplated by, this Agreement, or any other matters, to which the NRS mandatorily applies), without giving effect to conflict of law principles that would result in the application of the Laws of a jurisdiction other than the State of New York. The parties hereto irrevocably agree that any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter shall be finally settled by arbitration under the Rules of Arbitration of the International Chamber of Commerce (the “ICC Rules”) by three (3) arbitrators appointed in accordance with the ICC Rules.  The presiding arbitrator shall be agreed by the two arbitrators appointed by claimants and respondents, respectively, in consultation with each side.  The place of arbitration shall be New York, New York.  The arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.  The award rendered by the arbitrators shall be final and binding on the parties hereto.  Judgment on the award may be entered in any court of competent jurisdiction.

Section 8.4            Expenses. (a) Regardless of whether the Contribution, the Subscription or the Merger is consummated, the fees and out-of-pocket expenses payable by Parent, Merger Sub, Chairman and Chairman SPV in connection with the transactions herein contemplated, including reasonable fees and expenses of counsel, shall be borne by Chairman SPV. For the avoidance of doubt, each of the Contributing Stockholders and Chairman SPV acknowledges the appointment of Cleary Gottlieb Steen & Hamilton LLP as U.S. counsel to Parent.

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(b)               Regardless of whether the Contribution, the Subscription or the Merger is consummated, each Contributing Stockholder (other than Chairman) shall pay its own fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement including legal fees of its own counsel.

(c)                Notwithstanding anything to the contrary in the above Section 8.4(a) or (b), if the Contribution, the Subscription or the Merger is not consummated, and the failure for the Contribution, the Subscription or the Merger to be consummated is due to the unilateral breach of this Agreement of one or more parties hereto, such party or parties in breach shall be responsible for all fees and out-of-pocket expenses (including legal fees and expenses) incurred by the non-breaching parties related to the transactions contemplated hereby.

Section 8.5            Equitable Relief. Each party hereto acknowledges that monetary damages would not be an adequate remedy in the event that any of the agreements in this Agreement is not performed in accordance with its terms, and it is therefore agreed that in addition to and without limiting any other remedy or right any party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, as a remedy for any such breach by another party and each other party waives any objection to the imposition of relief of an equitable nature if warranted.

Section 8.6            Confidentiality; Publicity. Each party hereto shall keep this Agreement and the transactions contemplated hereby confidential and shall not make any public statement or announcement concerning, or disclose to any third party this Agreement or the transactions contemplated hereby, or any of the terms, conditions or other facts with respect hereto, including the status hereof, other than as mutually agreed in writing by the parties hereto or as required by applicable Laws, regulations or stock exchange rules, or by the request of any governmental entity of competent jurisdiction; provided, that in any such case the form and terms of any such disclosure have been notified to the other parties and the other parties have had a reasonable opportunity to comment thereon, in each case to the extent lawful and reasonably practicable. Parent or Chairman shall coordinate all press releases and regulatory filings (including Schedule 13D and Schedule 13E-3 filings) and other public relation matters relating to the transactions contemplated hereby.

Section 8.7            Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of other parties.

Section 8.8            Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained in this Agreement.

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Section 8.9     Schedule. The Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

Section 8.10        Counterparts. This Agreement may be executed in one (1) or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one (1) and the same agreement.

Section 8.11        Notices. All notices, requests, claims, demands instructions or other communications to be given under this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt after transmittal by facsimile to such number specified below or another number or numbers as such person may subsequently specify by proper notice under this Agreement, with a confirmatory copy to the sent by overnight courier, and (c) on the next Business Day when sent by international overnight courier, in each case to the respective parties and accompanied by a copy sent by email (which copy shall not constitute notice) at the following addresses (or at such other address for a party hereto as shall be specified in a notice given in accordance with this Section):

If to Parent, Merger Sub, Chairman SPV or any Management Stockholder, to:

No. 2 Beitang Road
Xiaoshan Economic and Technological Development Zone
Hangzhou, Zhejiang Province 311215
People’s Republic of China

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP
45th Floor, Fortune Financial Center
5 Dong San Huan Zhong Lu

Chaoyang District, Beijing 100020
People’s Republic of China
Attention: Ling Huang
Facsimile: +86 10 5879 3902
Email: lhuang@cgsh.com

If to any Other Contributing Stockholder, to the address of such Other Contributing Stockholder set forth on Schedule A.

Section 8.12        No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 8.13        Indemnification. Each party (such party, the “Indemnifying Party”) hereto agrees to indemnify, defend and hold harmless the other parties and their affiliates and their and their affiliates’ respective directors, officers, employees, agents, shareholders, controlling

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persons, partners and members and each of their respective successors and assigns (each, an “Indemnified Person”) from and against any and all losses, claims, damages, liabilities or expenses (collectively, “Losses”) actually incurred by any Indemnified Person based upon, resulting from, arising out of or relating to (a) any inaccuracy in or breach of any representation or warranty of such Indemnifying Party contained in this Agreement, (b) any breach of any covenant, agreement or obligation to be performed by such Indemnifying Party pursuant to this Agreement or (c) any fraud, intentional misrepresentation or willful breach by such Indemnifying Party with respect to or in connection with this Agreement. Subject to the immediately preceding sentence, Chairman and Chairman SPV agree to indemnify and hold harmless each Other Contributing Stockholder and its affiliates (each, an “Other Contributing Stockholder Indemnified Person”) from and against any and all Losses actually incurred by any Other Contributing Stockholder Indemnified Person in connection with any litigations, claims or proceedings brought against such Other Contributing Stockholder Indemnified Person arising from this Agreement or the transactions contemplated hereby unless such litigations, claims or proceedings are directly or indirectly attributable to such Other Contributing Stockholder Indemnified Person. For the avoidance of doubt, the Losses contemplated under this Section 8.13 shall not include any consequential, punitive, incidental, special or indirect loss, claim, damage, liability or expense.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

YIDA INTERNATIONAL HOLDINGS LIMITED

By: /s/ Nengbin Fang
Name: Nengbin Fang (方能斌)
Title: Director

YIDA INTERNATIONAL ACQUISITION LIMITED

By: /s/ Nengbin Fang
Name: Nengbin Fang (方能斌)
Title: Director

EASTLAKE CAPITAL LIMITED

By: /s/ Nengbin Fang
Name: Nengbin Fang (方能斌)
Title: Director

/s/ Nengbin Fang

Nengbin Fang (方能斌)

/s/ Wuxiao Fang

Wuxiao Fang (方吾校)

/s/ Congyi Fang

Congyi Fang (方聪艺)

/s/ Yueming Qi

Yueming Qi (戚跃明)

/s/ Baishun Shen
Baishun Shen (沈柏顺)

[Signature Page to the Contribution and Subscription Agreement]

/s/ Guofang Wang
Guofang Wang (王国芳)

/s/ Zumao Shi
Zumao Shi (石祖茂)

/s/ Lanfang Zhang
 Lanfang Zhang (章兰芳)

BIGTREE CAPITAL LIMITED

By: /s/ Lanfang Zhang
Name: Lanfang Zhang (章兰芳)
Title: Director

/s/ Zhanggen Xu
Zhanggen Xu (许张根)

/s/ Jinfa Ye
Jinfa Ye (叶金发)

/s/ Huohong Wang
 Huohong Wang (王火红)

/s/ Daliang Teng
Daliang Teng (滕大良)

/s/ Haihua Yu
Haihua Yu (余海花)

[Signature Page to the Contribution and Subscription Agreement]

ENVISION CAPITAL PARTNERS, L.P.

By: /s/ Gang Wang
Name: Gang Wang
Title: Managing Partner

CSV CHINA OPPORTUNITIES FUND, L.P.

By: /s/ Earl Yen
Name: Earl Yen
Title: Managing Director of CSV China Opportunities Ltd., as General Partner for and on behalf of CSV China Opportunities Fund, L.P.

RAY SHI CHINA SMALL MID CAP SELECT FUND

By: /s/ Wei Li
Name: Wei Li
Title: Managing Member

LB HOLDINGS II, LLC

By: /s/ Scott K. Giese
Name: Scott K. Giese
Title: Senior Vice President of Lord Baltimore Capital Corp., Manager

NEWBERG ROAD PARTNERS, L.P.

By: /s/ Robert G. Ackerley
Name: Robert G. Ackerley
Title: Manager, RGA Ventures LLC, general partner of Newberg Road Partners, L.P.

[Signature Page to the Contribution and Subscription Agreement]

SCHEDULE A

1. Management Stockholders	Shares of the Listco Common Stock owned by each Management Stockholder prior to the Contribution	Parent Ordinary Shares to be issued to each of Chairman SPV and the Management Stockholders after the Contribution
Chairman (方能斌)	1,041,262	1,041,261[1]
Wuxiao Fang (方吾校)	2,310,000	2,310,000
Congyi Fang (方聪艺)	840,000	840,000
Yueming Qi (戚跃明)	168,720	168,720
Baishun Shen (沈柏顺)	264,588	264,588
Guofang Wang (王国芳)	263,980	263,980
Zumao Shi (石祖茂)	200,000	200,000
Lanfang Zhang (章兰芳)	1,772	1,772
Bigtree Capital Limited	354,356	354,356
Zhanggen Xu (许张根)	369,592	369,592
Jinfa Ye (叶金发)	215,000	215,000
Huohong Wang (王火红)	16,000	16,000
Daliang Teng (滕大良)	30,000	30,000
Haihua Yu (余海花)	70,000	70,000
Total	6,145,270	6,145,270

1 1,041,261 Parent Ordinary Shares will be issued to Chairman SPV pursuant to Section 5.1(b)(ii) and Chairman SPV will own a total number of 1,041,262 Parent Ordinary Shares after the Contribution (including one (1) Parent Ordinary Share subscribed by Chairman SPV in connection with the formation of Parent).

2. Other Contributing Stockholders	Shares of the Listco Common Stock owned by each Other Contributing Stockholder prior to the Contribution	Parent Ordinary Shares owned by each Other Contributing Stockholder after the Contribution	Address of each Other Contributing Stockholder
Envision Capital Partners, L.P.	229,998	229,998	1303 Bank of East Asia Finance Tower, 66 Huayuanshiqiao Road, Pudong, Shanghai 200120, People’s Republic of Chin
CSV China Opportunities Fund, L.P.	150,758	150,758	Appleby Corporate Services (BVI) Limited, Jayla Place, Wickhams Cay 1, P.O. Box 3190, Road Town, Tortola, British Virgin Islands
Ray Shi China Small Mid Cap Select Fund	232,104	232,104	6556 High Point Dr SW, Seattle, Washington 98126, United States of America
LB Holdings II, LLC	82,266	82,266	6225 Smith Ave., Suite B-100, Baltimore, Maryland 21209, United States of America
Newberg Road Partners, L.P.	201,601	201,601	Matt Hartzell & John Cilia, 5306 Hollister, Houston, Texas 77040, United States of America
Total	896,727	896,727

SCHEDULE B

	Parent Ordinary Shares to be issued to Chairman SPV	Subscription Price to be paid to Parent by Chairman SPV
Chairman SPV	758,621	US$5,500,000

SCHEDULE C

FORM OF THE NOTICE OF EXERCISE OF PUT OPTION

_________, 2015

VIA FACSIMILE

Reference is made to the contribution and subscription agreement (the “Agreement”), dated as of May 21, 2015 by and among Yida International Holdings Limited, Yida International Acquisition Limited, Eastlake Capital Limited and the Contributing Stockholders as defined therein. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

Pursuant to Section 6.2 of the Agreement with respect to ______ Parent Ordinary Shares held by [Name of the Other Contributing Stockholder], and on the terms and subject to the conditions set forth in the Agreement, [Name of the Other Contributing Stockholder] hereby elects to exercise its right to sell ______ Parent Ordinary Shares at US$7.25 per Parent Ordinary Share, with an aggregate of purchase price US$______, to Chairman SPV.

The account to which the aggregate purchase price for the Parent Ordinary Shares to be paid is as follows:

[account details to be inserted].

Very truly yours,

[Name of the Other Contributing Stockholder]

By:

Name:

Title: